UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT

Atkore Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-37793	90-0631463
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

16100 South Lathrop Avenue Harvey, Illinois	60426
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:
(708) 339-1610

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
[X] Rule 13p-1 under the Securities Exchange Act (17CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Atkore Inc. (“Atkore” or the “Company”), together with its subsidiaries support the responsible sourcing of materials and are committed to working with our suppliers to ensure compliance with government regulations. Atkore follows a standard process to review all of our product lines in order to comply with the regulations of the Securities and Exchange Commission ("SEC"). While the current review for the 2022 calendar year and prior reviews do not indicate probable use of conflict minerals sourced from the Democratic Republic of the Congo ("DRC") that are essential to the functionality of our products, we will continue to conduct comprehensive reviews of our suppliers to determine their possible use of conflict minerals in the materials they supply to our Company. Our standard terms and conditions require suppliers to Atkore to be “conflict-free,” meaning they do not supply materials that contain 3T/G sourced from the DRC or adjoining countries.

As provided for in Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD, a Conflict Minerals Report is provided as an Exhibit to this Form SD and is available on our website at http://investors.atkore.com. For inquiries concerning Conflict Minerals, please contact industryaffairs@atkore.com.

Item 1.02 Exhibits

The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit No.	Description of Exhibit
1.01	Conflict Minerals Report for the calendar year ended December 31, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ATKORE INC.

By: /s/ Daniel S. Kelly
Daniel S. Kelly
Vice President, General Counsel and Secretary

Date: May 30, 2023